November 11, 2009
Via Facsimile
and Via EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Trinity Industries, Inc. Form 10-K for the year ended December 31, 2008 Filed February 19, 2009 Form 10-Q for the quarter ended June 30, 2009 Filed July 30, 2009 File No. 001-06903
Dear Ms. Cvrkel,
On behalf of Trinity Industries, Inc. (the “Company”), we are submitting the Company’s response to the comments regarding the Company’s Form 10-K for the year ended December 31, 2008 and the Form 10-Q for the quarter ended June 30, 2009 set forth in the letter from the Securities and Exchange Commission (“SEC”) dated November 5, 2009.
The staff’s comments are set forth below and the Company’s responses are set forth after the staff comments.
Annual Report on Form 10-K for the year ended December 31, 2008
Notes to Consolidated Financial Statements, page 40
Note 4 — Railcar Leasing and Management Service Group
1.	SEC Comment: We note your response to our prior comment number two. Please revise the notes to the consolidated financial statements in future filings to disclose your accounting policy for recognizing rental income from operating lease contracts, including contracts which contain non-level fixed rental payments.

Response: The Company will revise the notes to the consolidated financial statements in future filings to disclose its accounting policy for recognizing rental income for operating lease contracts, including contracts which contain non-level fixed rental payments.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the staff comments or changes in response to staff comments do not foreclose the SEC from taking action with respect to the filings; and (iii) the fact that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please let me know if you have any further questions after reviewing the Company’s response. You can reach me at 214-589-2593.

Very truly yours,

/s/ William A. McWhirter II
William A. McWhirter II
Senior Vice President and Chief Financial Officer

cc:	Timothy R. Wallace — Chairman, Chief Executive Officer, and President
Leldon E. Echols — Trinity Industries, Inc. Audit Committee Chairman
S. Theis Rice — Vice President, Chief Legal Officer
Mary E. Henderson — Corporate Controller, Principal Accounting Officer

2